UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 FORM 10SB12G/A


                                  AMENDMENT #2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     OF SMALL BUSINESS ISSUERS UNDER SECTION
               12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                                  649.COM, INC.
                                  -------------
             (Exact name of registrant as specified in its charter)


                    Texas                                        760495640
---------------------------------------------           ------------------------
(State or other jurisdiction of incorporation                  (IRS Employer
               or organization)                              Identification No.)


                John Buddo
       Suite 202, 1166 Alberni Street
        Vancouver, British Columbia
             Canada  V6E 3Z3
---------------------------------------------           ------------------------
(Address of principal executive offices)


      Registrant's telephone number
            (604) 648-2090
        (including area code)
                                  -----------


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                     (None)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                         Common Stock, par value $0.001
                                (Title of Class)


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                                TABLE OF CONTENTS

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                                     PART I

Item 1     Description of Business.

Item 2     Plan of Operation.

Item 3     Description of Property.

Item 4     Security Ownership of Certain Beneficial Owners and Management.

Item 5     Directors, Executive Officers, Promoters and Control Persons.

Item 6     Executive Compensation.

Item 7     Certain Relationships and Related Transactions.

Item 8     Description of Securities.


                                     PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item 2     Legal Proceedings.

Item 3     Changes In and Disagreements With Accountants.

Item 4     Recent Sales of Unregistered Securities.

Item 5     Indemnification of Directors and Officers.


                                    PART F/S

Financial Statements.


                                    PART III

Item 1     Index to Exhibits.

Item 2     Description of Exhibits.


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                                     PART I

This Registration Statement on Form 10-SB includes forward-looking statements which the Registrant believes are within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's current beliefs and assumptions about the Registrant and the industry in which the Registrant competes in, and on information currently available to management. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of the Registrant set forth under the headings "Plan of Operations", and "Business". Forward-looking statements also include statements in which words such as "expect", "anticipate", "intend", "plan", "believe", "estimate", "consider", or similar expressions are used. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Registrant's future results and shareholder values may differ materially from those expressed or implied in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements. In addition, the Registrant does not undertake to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading.


ITEM 1     DESCRIPTION OF BUSINESS

----------------------------------

649.com, Inc. ("649"), is a company currently in the process of developing an Internet based 6/49 lottery game. The software, which is an instant online lottery game, was originally developed for the Company by MindQuake Software Inc. a software development company that was located in Vancouver, Canada and who went out of business in 2001. On recent testing, the Company found the game to be incomplete and inoperable and subsequently contracted with Syntec Software to reconfigure the software program.


Syntec Software has now completed programming for a play for fun game and for the play for money software program. The company is currently Beta testing the new software program. The Company proposes to market their proprietary lottery software by selling Licenses to legally operated Lottery organizations around the world. Contestants will be able to play an instant-results lottery game for a fee, with the potential of winning cash and other prizes. The lottery game will also be available for contestants to play for free and win various non-cash prizes.

649.com was originally incorporated under the laws of the State of Texas on March 1, 1996 as Market Formulation and Research Corp. From 1996 until 1999, the Company was engaged in the activity of locating potential merger and acquisition candidates, and thus had no material operations. On May 12, 1999, in contemplation of acquiring 649.com, Inc., an Alberta, Canada corporation ("649-Canada"), the Company changed its name to 649.com, Inc. Effective on September 15, 1999, the Company acquired all of 649-Canada in a business combination described as a "reverse acquisition." As the Company had no material operations prior to the acquisition, the acquisition has been treated for accounting purposes as the acquisition of 649 (the Registrant) by 649-Canada.

The company has had significant losses during the previous fiscal years and has been surviving through private placement of securities and by shareholders loans and the company will likely fail if the software is not launched and Licenses sold by February 2004.

The Companies auditors have determined that the Company will have difficulty continuing as a going concern.

Immediately prior to the acquisition, 649 had 10,725,650 shares of Common Stock outstanding. As part of the Company's acquisition of 649-Canada, the Company issued 6,500,000 shares of the Company's Common Stock to the shareholders of 649-Canada. The Company had no significant operations prior to the acquisition of 649-Canada. Following the acquisition of 649-Canada, the former management and Board of Directors resigned and were replaced by the management of 649-Canada. The directors of 649.com Inc subsequently resigned and new independent Directors were appointed in their place.


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Baycove had in the past charged the company $3,000 p.m. for administrative costs and also paid certain of the companies expenses. As a result the company owed net advances to Baycove in the sum of $490,609 as at December, 31.2001. During Fiscal 2002, Baycove assigned their loan account to EuroCapital Holdings AVV.

The Company also owed Baycove Investments Ltd. the sum of $100,000 for the acquisition of 649-Canada which Baycove assigned to EuroCapital during Fiscal 2002. EuroCapital subsequently assigned this debt proportionately to six entities in November, 2002 and the Company entered into Settlement Agreements with the six entities to issue shares for debt.


BUSINESS OF THE ISSUER

The Company is an on-line gaming software marketing company who have developed a proprietary instant on-line Lottery software program that the Company intends to license to legally operated lottery organizations which are typically land based Government operated agencies. The game which is played on-line is similar to the well known land based Lottery game known as "PowerBall" in the USA and 'lotto 649' in Canada, the United Kingdom, Spain, France, Holland and Germany.

The Company will earn revenue from the sale of licenses and from royalty fees generated from the gross revenue of the Licensee's Lottery operation.

The Company expects to sell a License to operate an on-line Lottery game for approximately $250,000 and expects to earn an on going royalty fee of 5% of the licensees' ticket sales which is more fully described in the License Agreement attached Exhibit No. 10.10. The Company does not propose to sell a License to any Company that is not operating under government license or in a jurisdiction that allows on-line gaming. The Company proposes to sell Licenses to government lottery agencies around the world and to foreign based corporations in jurisdictions that support Internet gaming including Australia, England, South Africa, Isle of Man, Liechtenstein, St Kitts and others.

The Company's accumulated deficit as of March 30th, 2003 was $2,426,957.

The lottery game is appropriately named 6/49 as it involves selecting the six correct winning numbers out of numbers 1 to 49 produced by a random number generator. The game is unique in that it offers an instantaneous play feature, and a browser-based system with minimal download time.

Unlike most lottery games, players do not need to buy tickets and wait for a specific draw date. The game occurs immediately after the players' numbers are selected from their current selection, their stored favorites or quick picks.

The Company entered into an Agreement with Syntec Software on 15th July, 2002 whereby Syntec agreed to update and redevelop the 649.com software program game client interface in flash and to provide a full management suite and tracking system as well as the integration of a cashier system. Syntec also agreed to move the database from Oracle and create a database in MYSQL. The Company agreed to provide Syntec with a copy of the updated source code as partial payment for the work to be performed and agreed to pay Syntec $30,000 on December, 30, 2005 or as soon as the Company starts earning revenue from the sale of Licenses and/or royalty fees.

Under the terms of the Agreement Syntec had undertaken to complete the play for fun model by December, 30 2002 and the pay for play model by April, 2003. Syntec has completed both models which are ready for launch. The site can be viewed at www.649.com . As the company is not operating a gambling site, the cashier system has not been installed on the website. The cashier system will be effective as soon as a Licensee goes live.



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
The Company has requested Syntec Software to further develop a new software program, similar to a conventional lottery game, which will enable a land based lottery organization to sell millions of tickets on-line, for a specific draw date, as an alternative to the instant draw.

The Company believes that the odds for correctly pre-selecting numbers that are purely random generated from a field of 49 different numbers are as follows:

     the odds of selecting all 6 winning numbers are:        1:     13,983,816
     the odds of selecting 5 of the winning numbers are:     1:         55,492
     the odds of selecting 4 of the winning numbers are:     1:          1,033
     the odds of selecting 3 of the winning numbers are:     1:             57

The Companies primary office is located at Suite 202, 1166 Alberni Street, Vancouver, Canada.


PRODUCT AND SERVICES

The Company's core product is the Company's proprietary 6/49 instant Internet lottery software game which allows a player the chance to win a grand prize for selecting six-out-of-six matching numbers and lesser prizes for selecting 3, 4 and 5 out of six numbers. The current game is an Internet based instantaneous lottery game, which can be played at any time of the day or night, globally.

The company is upgrading the software program and has started Beta testing a play for fun instant lottery game. Beta testing involves having players download and play the game and try out the various game functions and report problems that may occur. As soon as the player selects a six number ticket, the six winning numbers are randomly generated, instantly letting the player know if he has won or lost.


The Licensees will offer their players an opportunity of winning cash prizes depending on their correctly selecting up to 6 winning numbers. A grand prize would be offered by the Licensee to a player who correctly selects 6 out of 6 numbers. In the on-line gaming industry, it has become common practice for a player to open an account using their credit card or bank account. Any winnings are credited to a player's account. The player may at anytime request a payout which is typically paid by cheque or wire transfer. The value of the prize will be at the discretion of the Licensee although the Company expects the grand prize to be in the one million dollar range. The Company has established by email correspondence that Pim's Insurance of London will guarantee a million dollar prize on pre-payment of an annual fee on condition that the Licensee uses the Pims Randon Number Generator. Each Licensee will be required to obtain the insurance coverage from Pims. The Company will attempt to create a Network of Licensees who would contribute to the costs. The costs of the Pims insurance Policy is as follows;

     a)   Annual License Fee 10,000 (equivalent to approx. US$13,000)
     b) Initial contract including the 1st 200,000 tickets 34,325 (equivalent to approx.US$45,000)
     c)   Annual tech Fee (login) 1,825 (equivalent to approx. US$2425)
     d)   A one time set up fee of 20,000 (equivalent to approx.US$26,600)

The Company will qualify a potential Licensee by their ability to provide such a prize. Licensees will only be sold to entities who operate in jurisdictions where gambling is legal. Licenses will only be sold to a buyer who demonstrates that they have a minimum of US$250,000 working capital over and above the cost of the License. It is contemplated that a number of licenses will be sold to land based government operated Lotteries who would automatically qualify.

This is unlike the traditional lotteries that are played over fixed intervals, such as weekly or biweekly draws. Lottery players of 649.com will never have to share the grand prize since the grand prize will always be available each and every time a game is played.

At a Licensee's web site, the player selects six numbers from a field of 49 by clicking on six of the numbers on the selection screen or by clicking the "Quick Pick" (automatic random selection) or "Favorites" (those numbers that are considered the "lucky" ones by the players) buttons. Right clicking on the buttons with the mouse can change numbers chosen in error. Once activated by clicking on the play area, six numbers are selected by the random number generator and are posted to the area immediately above the players selection indicating whether some or all of the numbers matched those randomly delivered by the game.

For those players in jurisdictions where on-line gaming is restricted or prohibited, the Company has provided a play for fun gamewhere anyone over the age of 21 years may participate and play for free. A person playing for free would have an opportunity, at the discretion of the Licensee, to win a non-cash prize, for selecting six out of six numbers or fewer than 6 out of 6 numbers.


PRIVACY AND SECURITY

It is essential for us to understand the status of the Company's own system and security and control requirements. In the Company's search to identify security issues, the Company has focused on three main areas: integrity, reliability, and security.

Part of the Company's commitment to security is to have the game tested to ensure that it provides both security and fairness. The Company intends to utilize the services of Testing Services Technologies ("TST") which is an international organization established in 1993 to provide testing and evaluation services covering design, evaluation, development, management, testing and training. TST operates a testing laboratory for the gaming, wagering and lotteries industries. It is management's belief that TST has gained its reputation by being a fully independent and impartial laboratory, working primarily with industry regulators, testing systems to legislative and regulator standards.


TST is an internationally recognized Accredited Testing Facility (ATF) with Offices in Melbourne, Sydney and Vancouver. TST is accredited and performs testing for government regulatory bodies in the Isle of Man, Alderney, and all Australian jurisdictions facilitating regulated Internet gaming. Both the Corporation and all TST staff undergo extensive probity checking by the Victorian Casino and Gaming Authority (VCGA) and the British Columbia Gaming Policy and Enforcement Branch (GPEB) as well being checked out by gaming authorities in the United Kingdom, U.S.A. and other Canadian Provincial gaming authorities.

The testing will be conducted by TST as soon as the Company's software has been upgraded and beta tested and working capital raised.

TST will undertake the following testing; hardware review and fault diagnosis, software review, game design, peripheral device activities and compatibility, site inspection and systems audit. In addition, communications, jackpot systems, player tracking systems, and security will be fully examined.

TST offers an international service for the testing and accreditation of Internet Gaming systems. This accreditation provides an assurance to the player that the system is fair and has been tested to the appropriate standards.

The Company's random number generator, which generates the numbers for the game, will be tested and certified to represent a secure and fair component of the game. The testing by TST will ensure the randomness of the number generator. Further testing will be performed to eliminate any possibility of a security breach that would jeopardize the fairness of the game or the reputation of the Company's gaming software. In the event the Company offers Licensees participation in a Network that undertakes the Pims offer of insurance, the Company may not have to test the RNG as this is a mandatory service provided by Pims.


TRANSACTIONS OVER THE INTERNET

The Company's customer transaction system will be protected by Secure Sockets Layer ("SSL") protocol, which encrypts all information and confirms the identity of the Company's licensee's server before allowing a transaction to be completed. Data encryption hides sensitive information such as the customer's name, address, and credit card number. Data encryption will not allow anyone, who obtains a player's personal information, to read or use it. The SSL prevents hackers from monitoring a gaming session should they be able to intercept communications. The game server and database system are both protected from external access. The server can only be accessed using encrypted passwords and other protections.

The Company has attempted to eliminate any problems for the consumer by providing an easy to play game concept that is fair and honest coupled with a supportable and financial transaction-processing environment. The Company addresses additional security issues with the issuance of personal identification numbers to players required before any funds can be withdrawn. The security application will protect the enterprise data which includes player's private information, random number generation routines, past winners etc. This information will be contained in a secure database.

The Company will acquire a recognized cryptographic software program from a third party provider or the Insurers of the prize money, which will be programmed to generate random numbers based on various factors such as the time, the speed of the wind, the temperature.

Credit card transaction information must also be protected and the Company will use an encrypted card verification system utilizing fraud detection devices. Communication protection will be achieved through the major browser's implementation to protect communications when the data is sent over the Internet.

Verification is the final and an important layer of the security model and players must understand that a complete verification process will be conducted before a winner will be declared. The verification process involves identifying the party claiming the prize to make sure that the information they provide is identical to the information that they provided on sign up and that the credit card they used not a fraudulent card. In the event they use the Pim's system, Pims would check their logs to verify the play and the win.

MARKET DESCRIPTION

The Company believes that the increase in computer use, the wealth of information available on the Internet and the growth of home-based businesses have all contributed to the increased number of Internet users and businesses. Internet Service Providers over the past few years have increased from zero to almost 4,000. The reason for this activity is thought to result from minimal start-up costs and expertise, the increasing demand to be "connected", and the attraction of significant marketing opportunities for products and services. Bandwidth and modem improvements have also had an impact on increased use. Electronic Commerce over the Internet, as a medium for marketing and purchasing, has given rise to many new companies some of whom have exceeded revenue and growth expectations. The number of users who purchase over the Internet is growing substantially each month. Overall, the Internet user rate continues to climb daily with numbers reportedly doubling approximately every 100 days. It is managements understanding that in the U.S. alone there are more than 70 million Internet users.


There appears to be a demand for in-home gaming services as evidenced by the more than 700 Internet sites operated by more than 200 different private companies or government agencies. Many of them are not sophisticated gaming sites, which demonstrates the public's appetite for this type of entertainment. Many of the sites offer services that are not user-friendly, have bandwidth restrictions, long download time and offer poor customer service. The Company believes that the most serious concern of the majority of the Internet users is the security and privacy of their financial transactions completed over the Internet. The Company further believes that a second concern is the integrity of the various games. Despite these concerns, The Company believes that the number of users engaged in Internet commerce is growing at a significant rate.


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
International markets continue to open, presenting yet further opportunities for the gaming industry. China recently opened up its borders to increased international trade in telecommunications, including the Internet.

Management has conducted research which reveals that the average player spends $150 per month on gaming sites. 649.com has estimated that a Licensee should, in the first full year of operations, generate an average of 5,000 players per month equivalent to deposits of $750,000 per month. The Company has conservatively projected growth figures to reflect 10,000 regular players by the end of year two which would generate $1,500,000 p.m. per Licensee based on the assumption that the average player spends $150 per month. 649.com would earn a Licensing fee of approximately $250,000 from each License sold and an ongoing royalty fee of 5% of the Licensees gross ticket sales.

Existing land-based Lottery companies will constitute the primary target for marketing 649.com software Licenses. Internet gaming sites, like their land-based counterparts, will find it necessary to build a high level of customer loyalty. This can only be accomplished through premier customer service programs, easy to play game(s)and sizeable jackpots.

INTERNATIONAL OPERATIONS

The Company may be subject to risks of doing business internationally, including the following:

     - regulatory requirements that may limit or prevent the offering of the Company's services in local jurisdictions;
     - legal uncertainty regarding liability for the listings of the Company's users, including less Internet-friendly basic law and unique local laws;
     -    government-imposed limitations on the public's access to the Internet;
     -    difficulties in staffing and managing foreign operations;
     -    cultural non-acceptance of online gaming;
     -    political instability;
     -    potentially adverse tax consequences; and
     - administrative burdens in collecting local taxes, including value-added taxes


DEPENDENCE UPON SELLING LICENSES

The Company's success is dependent on selling a significant number of on-line lottery software Licenses. The Company intends to build a reputation as a Company that offers security, safety, privacy and game fairness in order to attract and retain customers. The Company's primary target markets will be North America, Europe, South America, Caribbean countries and Asia. The Company has, to date, not sold any licenses. The President of the Company will personally contact potential licensees to arrange a demonstration and attempt to sell a License and will also appoint a selling agent who will work on commission. There will be no direct marketing costs but the Company may want to prepare a web based and hard copy brochure setting out the benefits of buying a License. The estimated cost for the brochure is $5,000. It is not an essential marketing tool but would provide sales people with some tangible support material.


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MAJOR SUPPLIERS

On May 1 2002, the Company entered into an Agreement with WebLink Management S.A., a service, administration and management Company, based in Costa Rica. Under the terms of the agreement WebLink Management S.A. will provide the Company with a server and manage an Internet connection for the Company's web site. WebLink will be paid a monthly fee of $5,000 for the lease of the server, hosting fees, service and administration commencing May the 1st 2002 and paid on or before May 1st 2005 or as and when the Company starts earning revenue from the sale of Licenses and/or Royalties. The Company owes WebLink the sum of US$55,000 as at March 30,2003 which is being deferred.

On July 15 2002, the Company entered into a contract with Syntec Software to provide a completed copy of the Source code that was started by Mindquake Software but was incomplete and inoperable. The software was deficient in not having an administration system installed while the game server itself was not fully functional. The software lacked the ability to process money wagering. Syntec Software agreed to provide a working model for an instant on-line lottery game with money processing capabilities. As 649.com had no funds to pay for the upgrades, Syntec Software agreed to a fee of $30,000 (payable as and when the Company generates revenue) plus the right to retain a copy of the completed source code. Syntec Software agreed to complete a play for fun model by November, 2002 and a play for fee model by April, 2003. Syntec has completed the play for fun and the pay for play models and is being Beta Tested.

As of March 30th the Company owed Syntec the sum of $40,000, which is being deferred.


COMPETITION

The current lottery market is one that is primarily dominated by government-sponsored lotteries. Because most of these lotteries are operated without any competition, an opportunity to compete in the global marketplace is obvious.

One of the larger on-line lotteries is Plus Lotto of Lichenstein that provides for large jackpots in the millions of dollars. That lottery, however, is not instantaneous and therefore players must wait for ticket draws and announcements of winnings. There are numerous countries, including Australia and Canada, hosting land based major traditional 6/49 lottery games, but again these involve ticket purchases and offer an assortment of weekly, monthly and annual drawings.

The Company is differentiating itself from the traditional lottery games where participants have to leave their home to purchase a ticket for a draw that is to occur sometime in the future. The cost of this type of operation with kiosks, personnel, and equipment is high and only profitable in the higher populated areas.

The Company believes that it will benefit from the instantaneous feature of game, the Company's browser-based format, minimal download time and the ability to buy Lottery tickets from home.


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The Company will capture a large portion of the market in part by what they consider significant differences between what is available today and what the Company's game provides. Overall, the Company believes that the customer will find the Company's software exciting, easy to play and attractive because of the potential chance to win instantly.


REGULATIONS

There is currently focus on the Internet gaming industry in general with respect to ways in which to regulate or prohibit on-line gaming. The extent to which Internet lotteries or the general gaming industry will become subject to direct regulation by any governmental agency is unknown. The North American market has applied regulations against Internet gaming. The Company will request Licensees to post notices advising potential players of the limitations and that they should check with their state, province or Country laws.

Senator Jon Kyle proposed the "Internet Gambling Prohibition Act" on March 29th 1999, which was defeated. There are still a number of proposed Bills being proposed to ban most forms of gambling on the Internet although there are also a number of states that are considering lifting the ban against Internet gaming. 649.com will not be operating a gaming site as they are in the business of selling gaming Licenses and they are not in the business of operations. All 649.com's Licensees will be Government authorized organizations whether land based or Internet based.

In May 2000, the Internet Gambling Funding Prohibition Act was introduced to the United States House of Representatives. The object of the bill is to prevent the use of certain bank instruments for Internet gambling and for other purposes.

In September 2002 the Leach Bill was passed by the Senate based on the concern of Government about money laundering and terrorism financing after 9/11. If the Bill is passed by congress it will have a detrimental affect on the companies revenue from Royalty fees. The Bill will effectively shut off the ability of players to log into a gaming site by forcing ISP's to terminate connection to a gaming site and effectively stop credit card company's from extending credit used for on-line gaming.


Rep. Jim Leach (Republican from Iowa) submitted the Unlawful Internet Gambling Funding Prohibition Act to the House of Representatives in Oct. 2002 and it was defeated in the Senate.

Rep. Spencer Bachus (Republican - Alabama) re-introduced the Bill after re-wording it to remove certain criminal and policing provisions. This act has 'passed' the house (06/10/03) and is now scheduled to be put before the Senate. It is now called H.R. 2143.

Senator Jon Kyl (Republican from Arizona) submitted a similar bill (same name as above) S.627 to the Senate. 3/13/03 - submitted to Senate committee - read twice and referred to Banking, Housing, Urban Affairs. Not yet before the senate.

Rep. John Conyers (Democrat - Michigan) introduced bill H.R. 1223 in the first week of March 03 in an attempt to set up a House committee that would look into the industry as a whole, and then determine the best course of action, whether it be prohibition or regulation. Currently in subcommittee - It is interesting to point out that he tried to ban Internet gambling back in 2000 but it looks as though his bill died in the house.


COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

The Company currently has no costs associated with compliance with environmental regulations. However, there can be no assurances that the Company will not incur such costs in the future.


TRADEMARKS AND PATENTS

Trademarks had been applied for by previous management but have since lapsed or been abandoned through failure to pay legal fees or government fees.

Other parties may assert, from time to time, infringement claims against the Company. The Company may also be subject to legal proceedings and claims from time to time in the ordinary course of the Company's business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties or by the Company's licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. There can be no assurance that any such claims would not result in protracted and costly litigation, having a materially adverse and negative effect on the Company and its financial resources.

The Company's intellectual property portfolio includes the instant lottery software program, the Internet domain name 649.com plus all related intellectual property rights pertaining to the Internet gaming concept based on the 6/49 lottery. The Company is the registered owner of 649.com


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
NUMBER OF EMPLOYEES

As of July 31 2002, the Company employed two people one of which is its' President, Mr. Buddo and the other, a software programmer working on upgrading the 649.com website.


ITEM 2     PLAN OF OPERATION

----------------------------

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

The Company's prior full fiscal years ending December 31 2002, 2001, 2000 and 1999 are not indicative of the Company's current business plan and operations. During the years ended December 31 1999, 2000, 2001 and 2002, 649 had revenues of $0, $0, $0, and $0 respectively, and was in its' development stages. For information concerning the Company's prior fiscal year, the Company refers the reader to the financial statements provided under Part F/S contained herein.

The Company does not currently generate any revenue from operations and does not expect to report any revenue from operations at least until after the official launch of the on-line lottery game. Even after the launch of the game, there can be no assurance that the Company will generate positive cash flow and there can be no assurances as to the level of revenues, if any, that the Company may actually achieve from the on-line lottery game. However, management has the expertise to market the Lottery licenses and expects to sell one or more licenses within the next six months. Each License will be sold for approximately $250,000 and will also generate an ongoing royalty fee of 5% of tickets sold by the Licensee. The Company also expects to earn revenue from selling banner advertising on the Company's web site as soon as the software program has been launched, although with the decrease in advertising rates and the lack of advertisers, the Company may find difficulty in generating any significant revenue from this source. The Company will also earn revenue from sending players to other gaming sites. This is typically achieved through an affiliate program that is offered by a gaming site who would pay as much as $100 per referral.

The Company is in discussion with shareholders and third party creditors to convert their debt into shares. In the event the Company is unable to raise any new capital the Company may fail.


IMPLEMENTATION PLAN

The Company is in the final stages of implementing its Internet gaming web site and the Company expects that its web site will be operational by the end of the first quarter of 2003. The Company is currently beta-testing the play for fun lottery software.


LIQUIDITY

As of December 31 2002, the Company's current assets consisted of only $2,452 in cash. As of that same date, the Company had an accumulated deficit from operations of $2,353,199.

To date, the Company has been funding the operations through the use of short terms loans from the Company's shareholders, and the issuance of the Company's stock in exchange for services rendered. During the fiscal year 2003, the Company estimates the need for approximately $200,000 in working capital. The source of this needed capital will include a limited amount of revenue from operations, continued loans from shareholders, and the sale of common stock. There are currently no plans or agreements in place to achieve this financing. The Company has arranged a short-term loan of $20,000 from UniNet Technologies Inc. ("UniNet") to continue operating and pursuing the business plan.

CAPITAL EXPENDITURES


During the next 12 months, the Company anticipates needing approximately $200,000 for capital expenditures relating to upgrading the software, marketing, new software development, language programs and security testing. The Company proposes to translate the web site into different languages for the different markets which would include French, Spanish, Dutch, German, Chinese, Danish, Japanese and other languages as requested by a Licensee. It is estimated that the cost for translation for each language will be approximately $2,000. This will be undertaken as soon as the Company has sold a license and has cash flow. The Company's source of this needed capital may include licensing fees, advertising revenue, loans from shareholders and the sale of common stock.


If the Company is unable to raise $200,000, the Company will continue operating until such time as the Company sells a License. Management is prepared to continue working and accruing salary until a License is sold or failing which the Company enters into a joint venture with another on-line gaming company to provide working capital on a profit sharing basis which will be negotiated at that time.

Management believes that they can generate revenue by referring customers to other gaming sites. The company expects the website to generate 5,000 type ins of the URL '649.com' per month and would expect to convert 1% of these customers to players at other gaming sites thereby generating approximately $5,000 per month in affiliate fees.


ITEM 3     DESCRIPTION OF PROPERTY

----------------------------------

At present, in order to reduce overhead expenses, the Company does not maintain a physical office in the United States. The Company's current administrative facility is made available pursuant to a verbal agreement with one of the Company's shareholders for office space located at Suite 202, 1166 Alberni Street, Vancouver, British Columbia, Canada. The monthly rental rate, which includes administrative costs, office rent, and related utility charges, is currently $500 per month.

On May 1 2002, the Company entered into an agreement with WebLink Management S.A. ("WebLink"), a service company based in Costa Rica. Under the terms of this agreement, WebLink will arrange and manage an Internet connection in Costa Rica and/or Panama for the Company and will provide a Computer Server to run the Company's software program. WebLink will also provide other professional services as required. The Company has agreed to compensate WebLink for providing such services at a monthly fee of US$5,000 per month, plus any additional costs incurred on behalf of 649.com. The agreement has an initial term of three years, and will automatically renew year by year unless terminated in accordance with its terms.


ITEM 4     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

-------------------------------------------------------------------------

The following table sets forth, as of December 31 2002, certain information with respect to the Company's equity securities owned of record or beneficially by
(i) each of the Company Officers and Directors; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

(i)     Company Officers and Directors

------------------------------  ------  ------------------
NAME AND ADDRESS                SHARES    PERCENTAGE OF
OF BENEFICIAL OWNER             OWNED   COMMON STOCK OWNED
------------------------------  ------  ------------------
Buddo, John                          0                   0
202 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
------------------------------  ------  ------------------
Glusing, Mark                        0                   0
630 - 1188 West Georgia Street
Vancouver, BC V6E 4A2
------------------------------  ------  ------------------


(ii)     Person(s) who own beneficially more than 5% of the Company

---------------------------------  ----------  -------------------
NAME AND ADDRESS                     SHARES       PERCENTAGE OF
OF BENEFICIAL OWNER                  OWNED     COMMON STOCK OWNED
---------------------------------  ----------  -------------------

498534 Alberta Inc.                 2,500,000               5.261%
5127 Pineridge
RR1 S4 C6
Peachland, BC V0H 1Y0
---------------------------------  ----------  -------------------
Antico Holdings A.V.V.              4,833,333              10.171%
7 Abraham de Veerstraat
P.O. Box 840
Curacao, Netherlands Antilles
---------------------------------  ----------  -------------------
Cede & Co.                         12,588,950              26.492%
P.O. Box 222
Bowling Green Station
New York, NY 10274
---------------------------------  ----------  -------------------
Hockley Limited                     4,833,333              10.171%
41 - 46 Acropolis Ave.
4th Floor, Office 401
P.O. Box 28697
Nicosia, Cyprus CY2031
---------------------------------  ----------  -------------------
Morris, Cecil                       4,833,334              10.171%
93 East Lake Drive
Marina da Gama
Cape Town, South Africa 7945
---------------------------------  ----------  -------------------
Polygosis Software Limited          4,833,333              10.171%
35 Barrack Road, Suite 302
P.O. Box 1074
Belize City, Belize
---------------------------------  ----------  -------------------
WebLink Management Limited          4,833,334              10.171%
Marlowe House
Lloyds Avenue
London, UK EC3 3AL
---------------------------------  ----------  -------------------
Zurich Capital Corporation A.V.V.   4,833,333              10.171%
7 Abraham de Veerstraat
P.O. Box 840
Curacao, Netherlands Antilles
---------------------------------  ----------  -------------------

(iii)    All Directors and Officers as a Group

--------------------------  ------  ------------------
NAME AND ADDRESS            SHARES    PERCENTAGE OF
OF BENEFICIAL OWNER         OWNED   COMMON STOCK OWNED
--------------------------  ------  ------------------

All Directors and Officers       0                   0
--------------------------  ------  ------------------

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.


ITEM 5     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

--------------------------------------

The following table sets forth the names and ages of the Company's current directors and executive officers, their principal offices and positions, and the date such persons became a director or executive officer. The executive officers are elected annually by the Company's Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers are as follows:

------------  ---  -----------------------  ---------------------  -------------------
NAME          AGE     PRINCIPAL OFFICES           POSITIONS        DATE OF APPOINTMENT
------------  ---  -----------------------  ---------------------  -------------------

John Buddo     36  9032 Hayward Place       President              July 20, 2002
                   Delta, British Columbia  Director
                   V4C 7L5
------------  ---  -----------------------  ---------------------  -------------------
Mark Glusing   32  1145 Bayview Drive       Secretary / Treasurer  December 4, 2002
                   Delta, British Columbia  Director
                   V4M 2R8
------------  ---  -----------------------  ---------------------  -------------------


OFFICERS AND DIRECTORS OF THE COMPANY

JOHN BUDDO - DIRECTOR, PRESIDENT

For the past five years, Mr. Buddo has been involved in Internet-based software development companies. Until January 2002, he was Chief Technical Officer of Poker.com Inc., a gaming software marketing company located in Vancouver, Canada. Mr. Buddo's strength is his technical Internet and Internet marketing expertise. Since January 2002, Mr. Buddo has been Project Development Manager of Uninet Technologies Inc., a gaming software development company that are developing new Internet gaming software.

MARK GLUSING - DIRECTOR, SECRETARY / TREASURER


Mr. Glusing has a strong background in international business management and finance and until recently was a director and the Chief Operating Officer of Immune Network Ltd., a publicly traded biotech company. Mr. Glusing is currently a director of FITaccess Technologies Inc., AbNovo Pharma Inc. and is a former director of BC Research Inc. Mr. Glusing is currently President of Poker.com Inc. trading on the OTC.B.B.

ITEM 6     EXECUTIVE COMPENSATION

------------------------------------

On August 9 1999, the Company entered into a twelve-month Employment Agreement with Larry Burbidge, the Company's ex-President and C.E.O., whereby the Company would pay Mr. Burbidge an annual salary of approximately $67,000. In addition to his salary, Mr. Burbidge was granted an aggregate of 500,000 shares of Company common stock, 180,000 shares issuable on January 31, 2000 and 30,000 shares per month thereafter for a total of 360,000 shares over 12 months, with an additional 140,000 shares due at the end of twelve months of continuous employment. As of March 31, 2000, 240,000 shares of common stock were due under the terms of the Agreement, all of which have been issued. Finally, Mr. Burbidge was granted options to acquire an additional 500,000 shares of Company common stock at a price of $0.50 per share, exercisable for a period of two years following his first continuous year of employment with the Company. Mr. Burbidge resigned as President and CEO in July 2000 and no further options are due to Mr. Burbidge.

On August 12 1999, the Company entered into a twelve month Employment Agreement with Mr. Brandon Moase, the Company's Vice President of Operations, whereby the Company would pay Mr. Moase an annual salary of approximately $53,000. In addition to his salary, Mr. Moase was granted an aggregate of 250,000 shares of Company common stock, 120,000 shares issuable on March 1, 2000, and 15,000 shares for each month thereafter, for a total of 180,000 shares over 12 months with an additional 70,000 shares due at the end of the 12-month period. As of March 31, 2000, 135,000 shares of common stock were due under the terms of the Agreement, 120,000 of which have been issued. Finally, Mr. Moase was granted options to acquire an additional 250,000 shares of Company common stock at a price of $0.50 per share, exercisable for a period of two years following his first continuous year of employment with the Company. Mr. Moase resigned as VP Operations in July 2000 and no further options are due to Mr. Moase.

No options have been exercised by Mr. Moase or Mr. Burbidge and all rights to options have now lapsed through efflux ion of time.

On December 1 1999, the Company's Board of Directors and a majority of its shareholders approved the 649.com, Inc. Omnibus Stock Option Plan, effective December 1, 1999. Under the terms of the Option Plan, the Board of Directors have the sole authority to determine which of the eligible persons shall receive options, the number of shares which may be issued upon exercise of an option, and other terms and conditions of the options granted under the Plan to the extent they don't conflict with the terms of the Plan. An aggregate of 1,000,000 shares of common stock are reserved for issuance under the Plan during the year December 1, 1999 to November 30, 2000. For each subsequent year beginning December 1 2000, there shall be reserved for issuance under the Plan that number of shares equal to 10% of the outstanding shares of common stock on December 1 of that year. The exercise price for all options granted under the Plan shall be 100% of the fair market value of the Company's common stock on the date of grant, unless the recipient is the holder of more than 10% of already outstanding securities of the Company, in which case the exercise price shall be 110% of the fair market value of the Company's common stock on the date of rant. All options shall vest equally over a period of five years from the date of issuance. Currently, the Board of Directors has not issued any options under the terms of the Plan.


SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the years ended December 31 1999, 2000, 2001 and 2002. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

---------------------------------  ----  --------------------------  ----------------------
NAME AND PRINCIPAL POSITION        YEAR  OTHER ANNUAL COMPENSATION   SECURITIES, UNDERLYING
                                                                         OPTIONS/SAR'S
---------------------------------  ----  --------------------------  ----------------------
Larry Burbridge                    1999  $                   27,900                 500,000
President, Secretary Treasurer     2000  $                   41,875                 500,000
                                   2001                         nil                 500,000
                                   2002                         nil                     nil
---------------------------------  ----  --------------------------  ----------------------
Brandon Moase                      1999  $                   22,000                 250,000
(V.P. Operations)                  2000  $                   33,125                 250,000
                                   2001                         nil                 250,000
                                   2002                         nil                     nil
---------------------------------  ----  --------------------------  ----------------------
John Buddo                         2002                         nil                     nil
President, Secretary / Treasurer   2003                         nil                     nil
---------------------------------  ----  --------------------------  ----------------------
Mark Glusing                       2002                         nil                     nil
Secretary / Treasurer              2003                         nil                     nil
---------------------------------  ----  --------------------------  ----------------------


                              OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                       (INDIVIDUAL GRANTS)

        ---------------  ------------  --------------  -------------  -----------
                          NUMBER OF      % OF TOTAL
                          SECURITIES   OPTIONS/SAR'S
                          UNDERLYING     GRANTED TO    EXERCISE OR
                         OPTIONS/SARS   EMPLOYEES IN    BASE PRICE    EXPIRATION
            NAME           GRANTED      FISCAL YEAR       ($/$H)         DATE
        ---------------  ------------  --------------  -------------  -----------

        Larry Burbridge       500,000           66.7%  $        0.50  August 2002
        ---------------  ------------  --------------  -------------  -----------
        Brandon Moase         250,000           33.3%  $        0.50  August 2002
        ---------------  ------------  --------------  -------------  -----------

            AGGREGATED OPTIONS /SAR EXERCISED IN LAST FISCAL YEAR AND
                            FY-END OPTION/SAR VALUES

The following table sets forth certain information concerning exercises of stock options pursuant to the stock option plan by the named Executive Officers during the year ended December 31, 2002 and stock options held at year end

-----  ----------------  ---------------  --------------------------  ---------------
(a)          (b)               (c)                   (d)                    (e)
NAME   SHARES ACQUIRED   VALUE REALIZED      NUMBER OF SECURITIES         VALUE OF
       ON EXERCISE (#)         ($)          UNDERLYING UNEXERCISED     UNEXERCISED IN
                                          OPTIONS/SARS AT FY-END (#)  OPTIONS/SARS AT
                                                                         FY-END ($)
-----  ----------------  ---------------  --------------------------  ---------------

nil    nil               nil              nil                         nil
-----  ----------------  ---------------  --------------------------  ---------------
nil    nil               nil              nil                         nil
-----  ----------------  ---------------  --------------------------  ---------------

COMPENSATION OF DIRECTORS

The Company may in the future create retirement, pension, insurance and reimbursement plans covering its Officers and Directors. The Directors have not yet received any compensation for serving in such capacity.


ITEM 7     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

---------------------------------------------------------

BAYCOVE INVESTMENTS LIMITED

In order to fund operations, the Company has, from time to time, made advances to, and received advances from, the Company's stockholders, Baycove Investments Limited, and affiliated entities. No formal arrangement exists for such advances, which have historically been made or received on an "as-needed" basis. In addition, Baycove charged the Company $3,000 per month for administrative costs that included office rent and related utility charges. Baycove has also, in the past, paid certain of the Company's expenses. As a result of the above transactions with Baycove, the Company owed net advances to Baycove of $490,609 as at December 31 2001. During fiscal 2002, Baycove assigned their loan account to EuroCapital Holdings AVV. Such amount is not collateralized, does not bear interest, and has no stated repayment terms.


As previously discussed, effective on September 15 1999, 649.com, Inc. acquired all of the outstanding common stock of 649-Canada in a business combination described as a "reverse acquisition". For accounting purposes, the acquisition has been treated as the acquisition of 649 (the Registrant) by 649-Canada. The Company acquired the outstanding common stock of 649 from Baycove, and as a result, the Company owed Baycove $100,000 in connection with the acquisition. Baycove assigned this debt to EuroCapital and EuroCapital on the 15th November 2002 assigned this debt proportionately to six entities.

INTREPID INTERNATIONAL, LTD.

During the years ended December 31 1999 and 1998, the Company received legal services from Intrepid International, Ltd., a significant stockholder. As of December 31 1999, the Company owed this stockholder $8,242.

In March 1999, The Company issued 221,860 shares of common stock to Intrepid in exchange for $44,372 of legal services. In addition, in April 1999, the Company issued 5,000,000 shares of common stock to Intrepid in exchange for $1,000 of cash. As the estimated fair market value of the Company's common stock exceeded the estimated fair value of consideration received by the Company, compensation expense of $499,000 was recognized by the Company in connection with these 5,000,000 shares of common stock issued to Intrepid.

Also during March 1999, two former officers of 649, who are also partial owners of Intrepid, received an aggregate of 50,000 shares of the Company's common stock for prior services performed. The Company recognized compensation expenses of $5,250 in connection with this stock issuance.

SHARES FOR DEBT

On November 15th 2002, the Company issued 29,000,000 common shares at a fair market value of $0.0034 per share to settle debt of $98,600 owed to EuroCapital.


618335 BC LTD.

On May 1 2002, the Company entered into a verbal agreement with 618335 BC Ltd. to provide the Company with administrative services. As of the December 31 2002 fiscal year-end, the Company owed 618335 BC Ltd. a total of US$20,000.

ITEM 8     DESCRIPTION OF SECURITIES

---------------------------------------

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock, $0.001 par value per share, of which 47,520,650 were outstanding as of December 31 2002. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its' discretion, from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no pre-emptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

In October 1998, the then-outstanding shares of common stock underwent a 1-for-75 reverse stock split, resulting in total outstanding shares at that time, after rounding fractional shares, of 90,758. In May 1999, the then-outstanding shares of common stock underwent a 5-for-1 forward stock split, resulting in total outstanding shares at that time, after rounding fractional shares, of 10,725,650. All outstanding shares reflected in this Form 10-SB reflect these two stock splits.


PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of Preferred Stock, with a par value of $0.001 per share, none of which are issued and outstanding. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but un-issued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The issuance of preferred stock may also include restricting dividends on the common stock, dilute the voting power of the common stock, and/or impair the liquidation rights of the holders of common stock.


TRANSFER AGENT

The transfer agent for the Common Stock is Madison Stock Transfer, Inc., P.O. Box 145, 1813 E. 24th Street, Brooklyn, NY 11229, telephone number (718) 627-4453.

                                     PART II


ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

------------------------------------

MARKET INFORMATION

The following table sets forth the high and low prices for the Company's common stock for the periods noted, as reported by the National Daily Quotation Service and the OTC Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. On June 23, 1998, the Company's common stock began trading on the Bulletin Board under the trading symbol MFRC. In conjunction with the acquisition of 649, effective on May 27, 1999 the Company's trading symbol was changed to ABET. Since February 10th 2000 the Company common stock was relegated to the NASD-Pink Sheets for failure to file financial statements in time. The Company is currently trading on the Pink Sheets.

                        YEAR  PERIOD              HIGH  LOW
                        ----  ------------------  ----  ----
                        1999  First Quarter       1.50  0.50
                              Second Quarter      9.00  0.50
                              Third Quarter       0.50  1.66
                              Fourth Quarter      1.50  0.56

                        2000  First Quarter (1)   0.40  0.10
                              Second Quarter (1)  n/a   n/a
                              Third Quarter (1)   n/a   n/a
                              Fourth Quarter (1)  n/a   n/a

                        2001  First Quarter (1)   n/a   n/a
                              Second Quarter (1)  n/a   n/a
                              Third Quarter (1)   n/a   n/a
                              Fourth Quarter (1)  0.02  0.01

                        2002  First Quarter       0.05  0.01
                              Second Quarter      0.02  0.01
                              Third Quarter       0.01  0.00
                              Fourth Quarter      0.02  0.00


                    (1) Since the first quarter of 2000, the Company common stock traded on the "Pink Sheets", and as a result, the Company is unable to obtain accurate price information for that period. The price range listed above is an estimate.


Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the OTC Bulletin Board. Pursuant to the Rule, issuers who are not current with such filings are subject to delisting pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4 1999. As previously discussed, the Company trading symbol on January 4 1999 was MFRC. Therefore, pursuant to the phase-in schedule, the Company common stock was delisted on February 10 2000, and is now trading on the "Pink Sheets" under the symbol ABET.

The Company is not currently in compliance with the Rule, and in the past, have not made filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934. The Company has filed this Registration Statement on Form 10-SB in order to become a "reporting" company and therefore comply with the Rule.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years,
(ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.


NUMBER OF SHAREHOLDERS

The number of beneficial holders of record of the Company's common stock as of the close of business on December 31 2002 was approximately 130. Many of the shares are held in a "street name" and consequently reflect numerous additional beneficial owners.


DIVIDEND POLICY

To date, the Company has not declared any cash dividends on their common stock, and do not expect to pay cash dividends in the next term. Rather, the Company intends to retain future earnings, if any, to provide funds for operation of its business.


ITEM 2     LEGAL PROCEEDINGS

------------------------------------

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its' business. The Company is not currently involved in any such litigation which the Company believes could have a materially adverse effect on the Company's financial condition or results of operations.


ITEM 3     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

------------------------------------

Crouch, Bierwolf & Chisholm, Certified Public Accountants, was engaged to audit the financial statements of Market Formulation and Research Corporation from its inception through December 31 1998. In December 1999, the relationship with Crouch, Bierwolf & Chisholm was terminated. There were no disagreements of the type required to be reported by this Item 3 between Crouch, Bierwolf & Chisholm and 649. Subsequently, on December 13 1999, the Company retained the services of Haskell & White LLP to audit the Company's 1999 financial statements. Haskell & White's services were terminated in 2001 as a result of the Company's inability to pay their fees. The Company has appointed Manning Elliott of Vancouver, Canada, as the Company's auditors.


ITEM 4     RECENT SALES OF UNREGISTERED SECURITIES

------------------------------------

On November 1 1997, The Company issued an aggregate of 66,670 shares of common stock to affiliates of 649 at nominal (after giving effect to the stock splits) consideration. The issuances were a limited offering not over $1 million without general advertising and solicitation made under Rule 504 of Regulation D promulgated under the Securities Act of 1933.

On June 30 1998, the Company issued an aggregate of 66,666 shares of common stock to non-affiliate investors in exchange for nominal (after giving effect to the stock splits) consideration. The issuances were a limited offering not over $1 million without general advertising and solicitation made under Rule 504 of Regulation D promulgated under the Securities Act of 1933. On July 2 1998, the Company issued an aggregate of 10,000 shares of common stock to non-affiliate investors in exchange for nominal (after giving effect to the stock splits) consideration. The issuances were a limited offering not over $1 million without general advertising and solicitation made under Rule 504 of Regulation D promulgated under the Securities Act of 1933.

Effective in October 1998, the outstanding shares of common stock underwent a 1-for-75 reverse stock split, reducing the number of issued and outstanding shares, after giving effect to rounding for fractional shares, to 90,758.

On March 3 1999, the Company issued 221,860 shares of common stock to Inteprid International, Inc. in consideration for services with a value of $44,372. The issuances were a limited offering not over $1 million without general advertising and solicitation made under Rule 504 of Regulation D promulgated under the Securities Act of 1933.

On March 29, 1999, we issued an aggregate of 10,000,000 shares of common stock to one affiliated and five unaffiliated investors for total cash consideration of $11,000. The issuances were a limited offering not over $1 million without general advertising and solicitation made under Rule 504 of Regulation D promulgated under the Securities Act of 1933.

Effective April 1999, the Company issued an aggregate of 25,000 shares of common stock to each of the Company directors, John Spicer and Karl Rodriguez, as consideration for services rendered valued at $2,625 each. The shares were restricted securities when issued, pursuant to Section 4(2) of the 1933 Securities Act.

Effective in May 1999, the outstanding shares of common stock underwent a 5-for-1 forward stock split, increasing the number of issued and outstanding shares, after giving effect to rounding for fractional shares, to 10,725,650.

Effective on September 15, 1999, the Company acquired all of the outstanding common stock of 649-Canada in a business combination described as a "reverse acquisition." The Company issued 6,500,000 shares of Common Stock to the shareholders of 649-Canada in exchange for all of the outstanding shares of common stock of 649-Canada. This issuance was conducted under an exemption under
Section 4(2) of the Securities Act of 1933.

In December 1999, the Company issued an aggregate of 300,000 shares to two accredited investors for total cash consideration of $150,000. The issuances were a limited offering exempt from registration under Section 4(2) of the Securities Act of 1933, and thus were restricted in accordance with Rule 144 promulgated there under.

In March 2000, the Company issued 240,000 shares to the ex- President and Chief Executive Officer, Larry Burbidge, and 120,000 shares to the Vice President of Operations, Brandon Moase. These issuances were for services pursuant to their respective employment agreements, and were issued pursuant to an exemption under
Section 4(2) of the Securities Act of 1933.

In March 2001, the Company issued 500,000 shares to Aaron Johns as consideration for the acquisition of the URL (domain name) Ubetgaming.com. It appears from the Company records that the URL/domain name Ubetgaming.com was never transferred to the Company and the company will apply to cancel the shares issued to Mr. Johns.

On November 15th 2002, the Company issued 29,000,000 common shares at a fair market value of $0.0034 per share to settle debt of $98,600. The issuances were a limited offering exempt from registration under Section 4(2) of the Securities Act of 1933, and were restricted in accordance with Rule 144 promulgated there under. The shares were issued proportionately to the following entities; Cecil Morris; Antico Holdings AVV, Hockley Limited, Polygosis Software Limited, WebLink Management Limited and Zurich Capital Corporation.



ITEM 5     INDEMNIFICATION OF DIRECTORS AND OFFICERS

------------------------------------

The Corporation Laws of the State of Texas and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnities had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.


                                    PART F/S

FINANCIAL STATEMENTS

------------------------------------

The Financial Statements required by this Item are included at the end of this report beginning on page F-1.


                                    PART III


ITEM 1     INDEX TO EXHIBITS

------------------------------------


EXHIBIT NO.   DESCRIPTION

       2.1    Plan of Reorganization and Acquisition
       3.1    Restated Articles of Incorporation
       3.2    Restated Bylaws
       10.1   Stock Option Plan
       10.2   Employment Agreement for Larry Burbidge
       10.3   Employment Agreement for Brandon Moase
       10.4   Consulting Agreement with Mindquake Software, Inc.
       10.5   Offer to Purchase Patent
       10.6   Agreement with Millmedia
       10.7   Agreement with TST
       10.8   Agreement with WebLink Management S.A.
       10.9   Agreement with Syntec Software
       10.10  Proposed License Agreement
       23.1   Consent of Haskell & White LLP, Independent Certified Public Accountants
       23.2   Consent of Crouch, Bierwolf & Chisholm, Certified Public Accountants
       27     Financial Data Schedule

SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report or amendment to be signed on its behalf by the under signed thereto duly authorized.


                                             649.COM INC.



                                           By  /s/  John Buddo
                                             ----------------------------------
                                               John Buddo
                                               President, Director